

August 27, 2010

By U.S. Mail and Facsimile to: (212) 282-3551

Mr. Takashi Tsukamoto
President and Chief Executive Officer
Mizuho Financial Group, Inc.
5-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-8333
Japan

Dear Mr. Tsukamoto:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the fiscal year ended March 31, 2010
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 5. Investments, page F-28

1. We note your disclosure on page F-32 that you recorded other-than-temporary impairment on available-for-sale securities of 661,088 million yen, 462,909 million yen and 92,497 million yen for the fiscal years ended March 31, 2008, 2009 and 2010, respectively and that all other-than-temporary impairment losses were recorded through earnings in fiscal year March 31, 2010. Please tell us, and revise future filings to disclose:

   • by major security types, the nature and credit risks of the investment securities that had other-than-temporary impairment losses and explain in more detail why no other-than-temporary impairments were recorded with respect to the remaining investment securities of the same security type with similar credit risks;

- how you determined that no credit deterioration existed on those securities for which you recorded the cumulative effect adjustment upon adoption of ASC 320;

- how you determined that all of the other-than-temporary impairment in fiscal year 2010 was credit related and thereby recorded through earnings;

- in more detail, the methodology and inputs used to calculate the portion of the total other-than-temporary impairment that was recognized in earnings. Refer to paragraph ASC 320-10-50-8A;

- A roll-forward table of the amounts related to credit losses recognized in earnings in accordance with paragraph ASC 320-10-50-8B; and

<u>Note 6. Loans, page F-34</u>

2. We note your disclosure on page F-15 that loans are designated as nonaccrual when management determines them to be impaired based on all the relevant facts and circumstances and your disclosure on page F-35 that restructured loans and loans that are 90 days or more delinquent are *generally* considered to be impaired. In order to bridge the gap between these disclosures, please provide us with, and enhance your disclosure in future filings to include, the following information by category for domestic and foreign loans for each reported period:

- The amount of loans accounted for on a nonaccrual basis;

- The amount of accruing loans which are contractually past due 90 days or more as to principal and interest payments;

- The amount of loans which are considered "troubled debt restructurings" as defined in ASC 310-40; and

- The nature and extent of any loans which are not disclosed in accordance with the criteria above, but where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Benjamin Phippen, Staff Accountant at (202) 551-3697 or me at (202) 551-3492 with any other questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant